United States securities and exchange commission logo





                                December 22, 2020

       Edwin Negron-Carballo
       Chief Financial Officer
       Celsius Holdings, Inc.
       2424 N Federal Highway, Suite 208
       Boca Raton, Florida 33431

                                                        Re: Celsius Holdings,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed March 12,
2020
                                                            Form 10-Q for the
Period Ended September 30, 2020
                                                            Filed November 12,
2020
                                                            File No. 001-34611

       Dear Mr. Negron-Carballo:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Period Ended September 30, 2020

       Consolidated Statements of Operations and Comprehensive Income, page 2

   1. We note you present amortization of intangibles below income from operations. Please tell us what this
amortization relates to and, if it relates to customer relationships, explain why you believe your
current presentation is appropriate.

       Form 10-K for the Year Ended December 31, 2019

       Item 1. Business, page 1

   2. Your disclosure on page F-9 indicates that you have significant customers who account for more than 10% of
revenue. Please revise your Business section to disclose and discuss
 Edwin Negron-Carballo
Celsius Holdings, Inc.
December 22, 2020
Page 2
         your dependence on these significant customers and identify them. Refer to Item 101(h) of
         Regulation S-K. Additionally, please tell us what consideration you have given to including a risk factor related to your dependence on significant customers.
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Results of Operations, page 18

3. Please revise your discussion of results of operations to provide greater insight into the causes of material changes in the components of net income. For example, you disclose that an increase in sales volume is the key driver for the 43% increase in revenue in 2019 without providing underlying reasons for the change in volume. Refer to Item 303(a)(3) of
         Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 20

4. Please provide a more robust analysis of the changes in net cash provided by (used in)
         operating activities. Your analysis should quantify all factors cited and address the material drivers underlying those factors. Please note that merely citing changes in working capital items and other items identified in the statement of cash flows may not provide a sufficient basis to understand how operating cash between comparative periods changed. In addition, please also discuss the underlying drivers responsible for material changes in your cash flows from investing and financing activities for all periods presented. Refer to Section IV.B of SEC Release 33-8350.

Item 9A. Controls and Procedures, page 21

5.     You disclose on page 22 that management has excluded the acquired business from
       management   s report on internal control over financial reporting.
Please revise your
       disclosure to identify the acquired business and indicate the significance of the acquired business to your consolidated financial statements. Notwithstanding
management   s
       exclusion of the acquired business    internal controls from your annual
assessment, you
       must disclose any material change to your internal control over financial reporting due to the acquisition pursuant to Exchange Act Rule 13a-15(d) or 15(d)-15(d), whichever
       applies. Refer to Question 3 of SEC   s Frequently Asked Questions on
Management   s
       Report on Internal Control over Financial Reporting and Certification of Disclosure in
       Exchange Act Periodic Reports. In addition, it appears to us that your auditors' report,
FirstName LastNameEdwin Negron-Carballo
       which includes their assessment of internal control over financial reporting, should
Comapany
       also NameCelsius   Holdings,paragraph
            include an explanatory   Inc.      excluding the acquired business
or you should
       explain
December       to us Page
           22, 2020  how and
                           2 why their assessment differed from your
assessment.
FirstName LastName
 Edwin Negron-Carballo
FirstName LastNameEdwin   Negron-Carballo
Celsius Holdings, Inc.
Comapany22,
December   NameCelsius
              2020     Holdings, Inc.
December
Page 3    22, 2020 Page 3
FirstName LastName
Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Segment Reporting, page F-8

6. We note your disclosures that you have a number of operating divisions and that separate segment data has not been presented as they meet the criteria for aggregation. Please identify and explain to us how you determined your operating segments as defined in ASC
         280-10-50-1. Please also demonstrate to us how you determined that your operating segments can be aggregated and how your aggregation complies with the requirements of
         ASC 280-10-50-11, including similar economic characteristics. In addition, please address the apparent inconsistency in your disclosures related to segments in your Form 10-Q for the period ended September 30, 2020 which appear to indicate you aggregate operating segments but also indicate you have a single operating segment.
7. It appears that you have significant revenue from operations within and outside of the
         United States. Please provide the revenue and long-lived asset by country disclosures required by ASC 280-10-50-41 or explain to us why you do not believe they are required.
6. Note Receivable, page F-16

8. We note your disclosures related to a license and repayment of investment agreement with
         Qifeng, including the fact that you recorded a note receivable and other income during the year ended December 31, 2019. Please provide us additional information related to the material terms of this agreement and more fully explain to us how you determined your accounting is appropriate, specifically address why you believe recording other income is appropriate and how you determined the receivable is not related to the license agreement.
10. Acquisition European Operations, page F-20

9. We note you acquired Func Food on October 25, 2019 and provided historical financial statements related to the acquisition in a Form 8-K/A. Please explain to us how you determined the historical financial statements you provided fully comply with Rule 3-
         05/8-04 of Regulation S-X. Please specifically address the following potential deficiencies:
             the historical financial statements for the year ended December 31, 2018 appear to be unaudited since they include an "except for" auditors' report;
             the historical financial statements for the year ended December 31, 2017 appear to be unaudited; and
             interim financial statements are not provided.
         Please also address if and how these potential deficiencies impact your assessment of disclosure controls and procedures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edwin Negron-Carballo
Celsius Holdings, Inc.
December 22, 2020
Page 4

       You may contact SiSi Cheng at 202-551-5004 or Anne Mcconnell at 202-551-3709 with any questions.



FirstName LastNameEdwin Negron-Carballo                Sincerely,
Comapany NameCelsius Holdings, Inc.
                                                       Division of Corporation
Finance
December 22, 2020 Page 4                               Office of Manufacturing
FirstName LastName